HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  April 2, 2018


Jeffrey Gabor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-223101


     This office represents United Cannabis Corporation. Amendment No. 1 to the Company's Registration Statement has been filed with the Commission. The Company's audited financial statements for the year ended December 31, 2017 are included as part of the amended Registration Statement.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T Hart